UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESULTS OF A SPECIAL SHAREHOLDER MEETING HELD ON SEPTEMBER 3, 2018, AT 10:00 A.M. BEIJING LOCAL TIME

TO THE SHAREHOLDERS OF YULONG ECO-MATERIALS LIMITED:

TAKE NOTICE THAT an Annual General Meeting of the Shareholders of Yulong Eco-Materials Limited (the “Company”), a Cayman Islands exempted company, was held on September 3, 2018, at 10:00 a.m Beijing Local Time (on September 2, 2018 at 10:00 p.m. U.S. Eastern Standard Time), at the Company’s principal executive offices located at Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua Area, Pingdingshan, Henan Province, People’s Republic of China (the “Annual Meeting”), for the following purposes:

1.	To vote upon a special shareholder resolution to acquire the Millennium Sapphire for US$50 million payable by the issuance of 25 million YECO shares:

2.	To vote and change the name of the corporation to Millennium Enterprises Limited.

The Company received 1,320,993 votes in favor of both proposals out of 2,411,109 shares (54.78%) eligible votes.

1.	The Company thereby approves the acquisition of the Millennium Sapphire for US$50 million via the issuance of 25 million restricted YECO shares

2.	The Company thereby approves to change its name to Millennium Enterprises Limited.

By Order of the Board of Directors,

By:	/s/ Wancheng Xie
Wancheng Xie
Chairman of the Board
Pingdingshan, People’s Republic of China Dated: September 3, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

YULONG ECO-MATERIALS LIMITED.

Date: September 11, 2018	By:	/s/ Hoi Ming Chan
Hoi Ming Chan, Chief Executive Officer

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